Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1993

Subject Company:  Delhaize Group
Commission File No.:  333-13302
Date:  June 25, 2015

A message from Frans Muller, President and CEO, Delhaize Group

Dear Associates,

Just over a month ago, Delhaize Group confirmed it was in preliminary discussions with Royal Ahold to explore the opportunity of combining our two companies. Today, following extensive conversations and negotiations, we are announcing an intention to merge our organizations into an exciting new company: Ahold Delhaize.

We are convinced that this proposed combination will benefit all stakeholders: customers, associates, franchisees, communities and shareholders.

Our two companies share important similarities. Both have a long heritage of growing from small family-run businesses into leading international food retailers. And both have a strategic focus and total commitment to placing the customer at the center of everything they do. I am convinced this extraordinary partnership, which is expected to be completed mid-2016, creates a company that will deliver a superior customer offering with even better value and enhanced choices in products, services and ways to shop.

Indeed, with more than 6,500 multi-format stores, Ahold Delhaize will have a portfolio of strong, trusted local brands and serve more than 50 million customers each week in key markets in the United States, Europe, and Indonesia. Collectively Ahold Delhaize will have leading positions in the Benelux, the United States, Southeastern Europe and the Czech Republic.

Among the many brands that will comprise our joint network are: Food Lion, Giant Carlisle, Delhaize, Albert Heijn, Hannaford, Martin’s, Alfa Beta Vassilopoulos, Giant Landover, Delhaize.be, Peapod, Maxi, Albert, Red Market, Tempo, Bol.com, Mega Image, Etos, Super Indo, Tom & Co, and Stop & Shop. Each will retain its local identity, while benefitting from our combined strength to best serve customers in 10 countries on three continents.

Our combination will also spark efficiency, generating savings of approximately €500 million per year, driven by improvements in sourcing and leveraging existing support structures. This tremendous scale will additionally allow us to make greater investments in product assortment, merchandising, pricing and technology.

Most important of all, Ahold Delhaize will bring together talented, loyal associates who share proud histories and complementary values. As a larger, more diverse employer, we will be able to offer new opportunities for training and career development. Furthermore, we will draw on the best of both cultures and ways of working to ensure our success together.

Of course, we realize you will have questions about what our combination will mean for you and your colleagues. We are committed to communicating with you openly and consistently throughout this process, which is expected to be completed mid-2016.

Until the combination becomes effective, it is important to note that we remain two separate companies that will conduct their business as before. Until the combination is a fact, please do not interact with Ahold in a way that you would not do with other competitors. It is vital that we stay focused on serving our customers and continue to be their preferred local supermarket. We have made good progress during the past several years, and we need to maintain our momentum.

More information about today’s announcement is included in our press release.

As we begin our journey to become a stronger, more competitive company, I thank you for your professionalism, dedication and hard work. I also ask for your support. Together, we will guide Ahold Delhaize to sustainable growth and long-term success.

Sincerely,

Frans Muller
President and CEO
Delhaize Group

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.